FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]            Form 40-F   [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: June 10, 2005

	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

TV AZTECA GIVES NOTICE TO TERMINATE

ITS AMERICAN DEPOSITARY RECEIPTS PROGRAM

—Implements Resolutions of Extraordinary Shareholders’ Meeting—

FOR IMMEDIATE DISTRIBUTION

Mexico City, June 9, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world, announced today that it gave notice to The New York Stock Exchange (NYSE) and The Bank of New York (BONY) to terminate the American Depositary Receipt (ADR) program that the Company has in the United States. With the notice of termination, the company also instructed BONY to amend the deposit agreement to reduce to 60 days the period to exchange ADRs for CPOs traded on the Mexican Stock Market (BMV).

As was previously announced at an Extraordinary Shareholders’ Meeting held on June 1, shareholders approved termination of TV Azteca’s ADR program, after an analysis and discussion of the costs and benefits of continued listing in the US capital markets.

The trading of the ADRs in the United States shall continue for 30 days from the date on which BONY notifies ADR holders of the termination of the deposit agreement. TV Azteca expects BONY to provide notice within the next few days.

After the 30-day notice period, the NYSE will suspend trading of the ADRs in the United States, and the ADR holders will have 60 days to exchange their ADRs for CPOs that are traded on the BMV. Upon the expiration of the 60-day period, BONY will be entitled to sell the CPOs underlying the ADRs that were not surrendered in the BMV and distribute the proceeds of the sale to holders.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Daniel McCosh

+ 52 (55) 1720 0059

dmccosh@tvazteca.com.mx

2